EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

ServisFirst Bancshares, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-170507, 333-196825 and 333-213869) on Form S-8 and (No. 333-203385) on Form S-3 of ServisFirst Bancshares, Inc. of our reports dated February 28, 2017, with respect to the consolidated financial statements of ServisFirst Bancshares, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s early adoption of the provisions of Accounting Standards Update 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting during the year ended December 31, 2016) and the effectiveness of internal control over financial reporting, which reports appear in ServisFirst Bancshares Inc.’s 2016 Annual Report on Form 10-K.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia
February 28, 2017